FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign IssuerPursuant
to Rule 13a-16 or 15d-16 ofthe
Securities Exchange Act of 1934

August 25, 2004

DATAMIRROR CORPORATION
(Registrant’s name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- _____X_____	Form 40-F __________

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __________	No _____X______

Documents Included as Part of this Report

No.              Document

1.                 Press Release dated August 25, 2004

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 25, 2004

DATAMIRROR CORPORATION
By: /s/ Peter Cauley Peter Cauley Chief Financial Officer